UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-35873

TAYLOR MORRISON HOME II CORPORATION

(Exact name of registrant as specified in its charter)

4900 N. Scottsdale Road Suite 2000

Scottsdale, Arizona 85251

(480) 840-8100

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Class A common stock, par value $0.00001 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:

Class A common stock, par value $0.00001 per share	1*

* On October 26, 2018, Taylor Morrison Home II Corporation, a Delaware corporation formerly known as Taylor Morrison Home Corporation (“Old TMHC”), completed a holding company reorganization through the merger (the “Merger”) of Second Half 2018 Mergerco Inc., a Delaware corporation and, immediately prior to the effective time of the Merger, an indirect, wholly-owned subsidiary of Old TMHC (“Merger Sub”), with and into Old TMHC. The Merger was effected pursuant to an Agreement and Plan of Merger, dated as of October 26, 2018, among Old TMHC, Merger Sub and Taylor Morrison Home Corporation, a Delaware corporation and, immediately prior to the effective time of the Merger, a direct, wholly-owned subsidiary of Old TMHC (“Taylor Morrison”). Pursuant to the Merger Agreement, at the effective time of the Merger, each share of Old TMHC Class A common stock, par value $0.00001 per share, was converted into one share of Taylor Morrison Class A common stock, par value $0.00001 per share. The Merger constitutes a succession for purposes of Rule 12g-3(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). This Form 15 relates solely to the reporting obligations of Old TMHC, which is now a wholly-owned subsidiary of Taylor Morrison, under the Exchange Act, and does not affect the reporting obligations of Taylor Morrison, which is the successor to Old TMHC under the Exchange Act.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: November 6, 2018

TAYLOR MORRISON HOME II CORPORATION

By:	/s/ Darrell C. Sherman
	Name:	Darrell C. Sherman
	Title:	Executive Vice President, Chief Legal Officer and Secretary